Contact

www.linkedin.com/in/clement-okoh-9ba00b14a (LinkedIn)

Top Skills

Program Management

Healthcare

Strategic Planning

Clement Okoh

CEO at Monte Sereno Health

Montgomery Village, Maryland, United States

Experience

MONTE SERENO HEALTH

FOUNDER & CEO

June 2020 - Present (3 years)

United States

Monte Sereno Health is an Africa-wide Cloud-Native Healthcare Platform. We are Working to Transform African Healthcare - Using Technology to Bypass Absent Infrastructure. Strategic Partners Include Amazon Web Services, Google and Mayo Clinic.

MSH is Building an Africa-wide Health Ecosystem in a One-Stop B2B2C Marketplace. The Platform Offers Cutting-edge AI to Provide Low-cost, Quality Universal Primary Care.

Monte Sereno Ventures, West Africa Ltd.

FOUNDER & CEO

March 2007 - June 2021 (14 years 4 months)

Monte Sereno Ventures (MSV) is an entrepreneurial venture company designed to establish, fund, grow and manage fundamental infrastructure firms throughout Africa.

MSV has promoted two complementary projects, “MSH” and “CAREN”

MSH is developing an Africa-wide cloud healthcare platform powered by AWS, Mayo Clinic, and Google on AWS Cloud.

CAREN (California Agroallied and Renewable Energy)

CAREN is a 1 million Hectare Agro-Allied and bio-Power project in Kogi State, for oil palm (500k Ha), rice (250k Ha), sugarcane (125k Ha) and plantain (125k Ha), as well as 8000 GWHe bio-electricity. MSV has executed the PPP for this project. MSV has partners from Malaysia (oil palm, cane) and Vietnam (rice, plantain).
•CAREN is based on the principles of the Malaysian FELDA and FELCRA programs, that eradicated rural poverty in Malaysia.

CAREN and MSH are partner projects attacking the roots of rural poverty and protecting the healthcare and agric. supply chains in Africa.

OGISO INC.

FOUNDER & CEO

September 1989 - June 2007 (17 years 10 months)

United States

OGISO

Dr. Okoh founded OGISO in California USA, 1989, and guided its profitable growth to a multi-million-dollar organization providing engineering, technology, management, environmental consulting and remediation, Heavy Civil and construction services to public and private clients.

OGISO started as a laser instrumentation company for remote temperature and chemical species measurements in dirty atmospheres via Raman spectroscopy. The focus of the company evolved to environmental applications, then grew to include Environmental Engineering and Remediation, and then Heavy Civil, Construction and Opportunity-driving Ventures.

With the miniaturization of electronics and improved A.I., the original Raman Technology is useful for detecting fake drugs on MSH Telehealth platform. – Up to 70% of drugs in African countries are fake, killing 122,000 children/year from malaria alone.

OGISO's projects have included the marquee projects in the San Francisco Bay Area:

• Cypress Freeway Reconstruction after the 1989 Loma Prieta Earthquake Collapse: Extensive Urban Area Soil Remediation, Construction & Environmental Monitoring

• San Francisco Giants Professional Baseball Stadium: New Stadium in Downtown SF – Extensive Soil Remediation of Former Dump Site

• $2bil San Francisco Airport Expansion: Heavy Civil, Construction, On-call Environmental Remediation, Engineering, and management

• Oakland Seaport and Airport: Heavy Civil, Demolition & Construction, Environmental Engineering and Remediation

• Oakland Naval Supply Center Decommissioning: Remediation & Conversion to Civilian Use

• New Carquinez Bridge: Construction & Remediation

• Most Major California Department of Transportation (Caltrans) Freeways – Environmental and Construction work
• Bay Area Rapid Transit (BART): Soil Remediation, Stabilization & Foundation Preparation

PERSONAL MULTIMEDIA COMPANY (PMMX)

FOUNDER & CEO
January 1998 - December 2000 (3 years)
United States

Dr. Okoh founded the “Personal Multimedia Company”, (PMMX), a voice-enabled web service application company, in 1998. The company was designed to provide real time traffic, navigation and guidance, via cell phone; as well as restaurant location and reservation, parking, and yellow pages.

Education

Princeton University

BSE Magna Cum Laude, Engineering Physics (Mechanical & Aerospace Engineering) · (1975 - 1979)

University of California, Berkeley

Doctor of Philosophy - PhD, Mechanical Engineering (Physics Minor) · (1979 - 1984)